UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 6)

GS FINANCIAL CORP.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)

362274 10 2

(CUSIP Number)

Donald C. Scott

8601 Carriage Road

River Ridge, LA 70123

With a copy to:

Donald R. Readlinger, Esquire

Pepper Hamilton LLP

Suite 400

301 Carnegie Center

Princeton, NJ 08543-5276

(609) 452-0808

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 362274 10 2	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS. Donald C. Scott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,857
	8	SHARED VOTING POWER 700 (1)
	9	SOLE DISPOSITIVE POWER 30,857
	10	SHARED DISPOSITIVE POWER 700 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,557 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% based on 1,269,307 shares outstanding as of May 15, 2009 (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes 700 shares held by Mr. Scott’s spouse.

Page 3 of 4 Pages

EXPLANATORY NOTE

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the information set forth in the Statement on Schedule 13D (the “Schedule”) previously filed with the Securities and Exchange Commission (“SEC”) on behalf of Donald C. Scott (the “Reporting Person”) on April 8, 2004, as amended by Amendment No. 1 (“Amendment No. 1”) as filed with the SEC on November 9, 2007, as amended by Amendment No. 2 (“Amendment No. 2”) as filed with the SEC on November 3, 2008, as amended by a Statement on Schedule 13D filed on behalf of the Reporting Person, Riggs Qualified Partners, LLC, Philip J. Timyan, FJ Capital Long/Short Equity Fund LLC and Martin S. Friedman (collectively with the Reporting Person, the Joint Filing Reporting Persons”), with the SEC on February 23, 2009 (the “Joint Filing Schedule”), as amended by Amendment No. 1 (the “Joint Filing Amendment”) thereto as filed with the SEC on April 7, 2009, as amended by Amendment No. 5 (“Amendment No. 5”) as filed with the SEC on July 20, 2009, with respect to the Reporting Persons’ beneficial ownership of shares of common stock, par value $0.01 per share (“Common Stock”) of GS Financial Corp. (the “Company”). This Amendment No. 6 speaks only as of its date. The Schedule, as amended by Amendment No. 1, Amendment No. 2, the Joint Filing Schedule, the Joint Filing Amendment and Amendment No. 5, is further amended only to the extent set forth herein.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

In order to address certain matters raised by the Office of Thrift Supervision (“OTS”) which were previously reported in Amendment No. 5, on August 5, 2009 Donald Scott disposed of 35,312 shares of his Common Stock of the Company.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 are hereby amended as follows:

(a)  The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person are set forth on the cover page, and such information is incorporated herein by reference.

As a result of the August 5, 2009 dispositions of shares by the Joint Filing Reporting Persons, the Reporting Person has addressed the matters raised by the OTS which were applicable to him and, accordingly, he does not believe there is any further basis for him to be deemed to be part of any group.

(b)  The number of shares of Common Stock as to which there is (i) sole power to vote or direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shared power to dispose or direct the disposition for the Reporting Person is set forth on the cover pages, and such information is incorporated herein by reference.

(c)  Except for on disposition by Mr. Scott of 35,312 shares of Common Stock for $15.00 per share on August 5, 2009, Mr. Scott has not effected any transactions in the Common Stock during the past sixty days.

Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2009	Donald C. Scott
Donald C. Scott